Exhibit 99.1

Maris - Tech Ltd. Investor Webinar Israel Bar, Chief Executive Officer Nir Busy, Chief Financial Officer Business Overview and FY 2024 Financial Results March 2025

# Legal Disclaimer

This presentation of Maris-Tech Ltd. ("Maris," "Maris-Tech" or the "Company") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the "safe harbor" created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may", "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate" or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: expanding market opportunity; its core business strategy; benefits and advantages of its products and technology and technology roadmap for 2025. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the North America, Eastern Europe, India, Singapore, Australia and South Korea; its ability to raise capital through the issuance of additional securities; its planned level of revenues and capital expenditures; its belief that its existing cash and cash equivalents and short-term bank deposits, as of December 31, 2024, will be sufficient to fund its operations through the next twelve months; its ability to sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; its plans to collaborate or, statements regarding the ongoing collaborations, with partner companies; its ability to main its relationships with suppliers, manufacturers, and other partners; its ability to maintain or protect the validity of its intellectual property; its ability to retain key executive members; its ability to internally develop and protect new inventions and intellectual property; its ability to expose and educate the industry about the use of its products; its expectations regarding its tax classifications; how long the Company will qualify as emerging growth company or a foreign private issuer; interpretations of current laws and the passages of future laws; general market, political and economic conditions in the countries in which the Company operates including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. Forward-looking statements speak only as of the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

The information contained in this presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment whatsoever relating to the securities of the Company.

This presentation contains audited financial statements for the year ended December 31, 2024, filed as part of the Company's Annual Report on Form 20-F on March 28, 2025.

Unless otherwise noted, the information in this presentation is as of March 31, 2025, other than historical financial information, which is as of December 31, 2024. For more information regarding the Company, please see its filings with the SEC, including its Annual Report on Form 20-F filed with the SEC on March 28, 2025, which contains its audited financial statements for the year ended December 31, 2024.

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Company overview Markets & Applications Customers & Partners Unmanned Aerial Vehicles & Drones Intelligence Gathering Defense Homeland Security Founded: 2008 IPO: 2022 Offices: Israel, USA About Maris : Maris - Tech is a global leader in video & AI - based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding - decoding challenges. NASDAQ Capital Market : MTEK , MTEKW Employees: 16 3 Smart City Aerospace

Video & AI Edge Computing Technology Strong revenue growth, strategic partnerships, major orders and successful product launches Rapidly growing demand for AI - powered video solutions in defense, homeland security, and unmanned systems Delivers full situational awareness solutions; leveraging strategic defense partnerships with a focus on the U.S. and India Modular, future - proof solutions for dynamic operational needs 2024 Highlights 4 2024 Financial Highlights 54% YoY Reduction in operating loss (vs. 2023) 50%+ YoY Revenue Growth (vs. 2023) Defense & HLS Leadership in 2024 Expanding Market Opportunity Core Business Strategy

5 Worldwide Presence North America United Kingdom Eastern Europe Western Europe Israel India South Africa South Korea China Australia Singapore Key Target Markets

The AI Video Pipeline Defense & HLS Leadership in 2024 6 January 25 , 2024 February 5, 2024 February 21, 2024 April 3, 2024 March 25 , 2024 February 24, 2024 April 8 , 2024 June 3 , 2024 June 10 , 2024 Maris - Tech Receives New Order for approximately $590,000 for an AI - based Homeland Security (HLS) and Defense Surveillance Application Maris - Tech Receives Order for Approximately $190,000 From a Return Customer in the Defense Industry Maris - Tech Receives Repeat Order for Approximately $600,000 from a Company in the Defense Industry for its Unique Situational Awareness Solution Maris - Tech Receives New Order for $ 415,800 from an Existing Defense Industry Customer Maris - Tech Announces Collaboration with Global Semiconductor Powerhouse Renesas Electronics Corporation to Advance Edge Computing Solutions & Acceptance into its Preferred Partner Program Maris - Tech Further Expands into the Defense World – Launches Emerald Raw Video Recording Solution Maris - Tech Receives New Order for Approximately $ 110,000 From an Existing Customer in the Defense Industry for a Novel Miniature Intelligence - Gathering Product Maris - Tech Receives New Order for $ 225,000 From a Military Drone Manufacturer for a Unique Solution for Unmanned Aircraft Systems Maris - Tech Receives Repeat Order for Approximately $957,000 from a Company in the Defense Industry for its Unique Situational Awareness Solution for Armored Vehicles

# Defense & HLS Leadership in 2024

**June 12, 2024**

Maris Tech Collaborates with LightPath for AI-Ready Infrared Cameras

**July 24, 2024**

Maris-Tech Unveils "Diamond" System – A Revolutionary Defense 360º 3D Situational Awareness Solution for Armored Fighting Vehicles

**August 1, 2024**

Maris-Tech Secures a $700,000 Order from a Repeat Customer in the Defense Industry for Innovative AI-Based Video Distribution Solution

**September 24, 2024**

Maris-Tech Receives U.S. Patent for Innovative Forward Error Correction Optimization Method

**September 24, 2024**

Maris-Tech Announces that its Amethyst Edge Computing Video Solution Now Supports 5G, Enabling Ultra-Speed and High Data Transfer

**September 24, 2024**

Maris-Tech Enhances its Diamond Platform to Combat Airborne Threats with Diamond Ultra – Facilitating Defense and Situational Awareness for Armored Fighting Vehicles

**October 10, 2024**

Maris-Tech is Expands its Operations in the U.S.

**December 23, 2024**

Maris-Tech Secures a Significant $1 Million Order from a U.S. Repeat Customer in the Homeland Security Industry for Advanced Jupiter-based Video Solution

**December 24, 2024**

Maris-Tech Completes Development of Uranus-Drones Technology and Prepares for Large-Scale Delivery

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maris

The AI Video Pipeline Expanding Market Opportunity 8 Tactical devices Intelligence gathering Drone scenario Situational awareness Case Studies Demonstrating How Maris ’ Solutions Provide AI and Video Coverage

Core Business Strategy Strategic International Partnerships Focused on the U.S. & India Tactical devices & wearables Miniaturized drones technology Full solutions Transition from embedded products to full - solution platforms in the situational awareness segment Edge video technology on Unmanned Aerial Vehicle (UAV) platforms and miniature drones Lightweight solutions for the intelligence and special forces segments Indirect sales of integrated products through major defense partners 9 Jupiter Drones Drone - oriented Multiple channel SD/HD H. 265 codec w/Hailo - 8 AI acceleration Diamond Ultra AI - based situational awareness platform designed for armored fighting vehicles Mars RF Mars - RF integrated with long range miniature RF - Datalink

The AI Video Pipeline Technology Overview Jupiter Mars Uranus Venus 10

The AI Video Pipeline 11 TOPAZ A lightweight AI - powered thermal imaging camera with advanced video distribution capabilities. PERIDOT PASSIVE RADAR A passive AI - based radar with a wide field of view, providing a comprehensive situational picture through sensor fusion technology. DIAMOND ULTRA 360 3 D situational airborne awareness system Technology Roadmap 2025 Products under development

2024 Financial Results 12

The AI Video Pipeline 894 988 2,075 2,505 4,031 6,078 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2019 2020 2021 2022 2023 2024 REVENUES $ 000 FY 24 : 50%+ Revenue Growth • Revenue has increased every year since 2019 * • 2024 marked our highest revenue to date, up 51 % year - over - year • Backlog of $ 9.9 M (as of 28.3.2025 )** 13 11% 11 0% 21% 61% 51% * Source: Company SEC Filings ** We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid.

The AI Video Pipeline 14 - 3,688.3 - 2,709.6 - 1,233.9 -4,000.0 -3,500.0 -3,000.0 -2,500.0 -2,000.0 -1,500.0 -1,000.0 -500.0 - 2022 2023 2024 Thousands Net L oss $ 000 50%+ Reduction in Net Loss • Net loss has steadily declined since 2022 • 2024 losses down 54 % to $ 1.2 M • 2024 losses per share down by 54 % to $ 0.16 See: Financial statements for the year ended December 31 , 2024 filed as part of the Company's Annual Report on Form 20 - F on March 28 , 2025 .

Summary Defense & HLS Leadership in 2024 Expanding Market Opportunity Core Business Strategy Video & AI Edge computing Technology Financial Highlights Strong revenue growth, strategic partnerships, major orders, and successful product launches Rapidly growing demand for AI - powered video solutions in defense, Homeland security, & unmanned systems Delivering full situational awareness solutions; leveraging strategic defense partnerships with a focus on the U.S. & India Modular, future - proof solutions for dynamic operational needs 50%+ Revenue growth and 54% reduction in operating loss 15

Thank You! www. maris - tech. com info @ maris - tech. com 16